CONSENT OF EXPERT

           In connection with the Annual Report on Form 40-F of Primero Mining Corp. (“Primero”) for the year ended December 31, 2014, and any amendments thereto (the “Form 40-F”), I, Gabriel Voicu, P.Geo, hereby consent to the use of my name in connection with the references to and summaries of scientific and technical information relating to Primero’s mineral properties (collectively, the “Incorporated Information”) and to the inclusion of the Incorporated Information in the Annual Information Form filed as an exhibit to the Form 40-F and incorporated by reference therein.

Yours very truly,

/s/ Gabriel Voicu
Gabriel Voicu, P.Geo

Dated: March 31, 2015